

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2017

Ms. Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re: Wayne Savings Bancshares, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 15, 2017 by Stilwell Activist Investments, L.P. et al.**
> **Soliciting Material Under Rule 14a-12**
> **Filed January 25, 2017 by Stilwell Activist Investments, L.P. et al.**
> **File No. 000-23433**

Dear Ms. Parisi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal Number 1: Election of Directors

1. Disclosure states that the Stilwell Group believes a sale of the registrant may be in the best interests of stockholders. Please revise this disclosure to state that the Stilwell Group has actively called for a sale of the registrant, and clarify the statement that the Stilwell Group "has no proposals or plans regarding a sale."

Two Year Summary Table

2. Disclosure states that funds for share purchases were provided in part by margin account loans. Please disclose the amount of the indebtedness as of the latest practicable date. See Item 5(b)(vii) of Schedule 14A.

Information about the Nominee and Alternate Nominee

3. We note that the Nominee has been granted a stock option that becomes exercisable upon the occurrence of certain events, including the sale, transfer, conveyance or other disposition of all or substantially all of the assets of the registrant. Please revise your disclosure to discuss the types of conflicts of interest that may exist between the Nominee and the registrant's shareholders as a result of this arrangement.

Form of Proxy

4. Please mark your form of proxy "Preliminary Copy."

Soliciting Material Under Rule 14a-12

5. Please provide support for the statement that, "[f]or many years, Wayne has failed to provide adequate returns to its owners."

6. The letter included in this material does not contain the disclosures required by Rule 14a-12(a)(1) of Regulation 14A. Please confirm that the form of this letter mailed to shareholders included these disclosures.

We remind you that the filing person(s) are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Meagan M. Reda, Esq.
        Olshan Frome Wolosky LLP